Securities and Exchange Commission

January 6, 2014

January 17, 2014

VIA EDGAR AND FACSIMILE

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-0404

Attn: Mr. Daniel L. Gordon

          Mr. Jorge Bonilla

Re:	Innovaro, Inc.
Form 10-K for the year ended December 31, 2012 and Form 10-Q for the quarter ended September 30, 2013
File No. 001-15941

Dear Messrs. Gordon and Bonilla:

Innovaro, Inc. (the “Company”) hereby submits its responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in the Staff’s letter dated January 6, 2013 (the “Comment Letter”) pertaining to the above-referenced periodic reports of the Company. Please note that each of the Staff’s comments are numbered below to correspond with the order in which they appeared in the Comment Letter.

Form 10-K for the Year Ended C Form 10-Q for the Quarterly Period Ended December 31, 2012

1.             Comment:

Please amend your Form 10-K to disclose the information required by Item 307.

Response: We amended the Form 10-K on January 16, 2014 to include the required disclosure under Section 307.

Form 10-Q for the Quarterly Period Ended September 30, 2013

Note 1. Basis of Presentation, page 7

Securities and Exchange Commission

January 6, 2014

2.            Comment:

Please tell us, and disclose in future filings, how you determined the value of the marketable securities held in GPS which collateralize the note receivable, including the information and the source thereof you used in determining such value. Also, tell us the terms and current status of the bank debt held outside of GPS which is collateralized by the referenced securities and how you considered them in concluding that the note receivable is not impaired.

Response:

The Company holds a $1,500,000 note receivable from Greenwood Hudson Portfolio LLC (Greenwood), which was due in full on December 31, 2012. The note was collateralized by 90% interest in Technology Capital Services, Inc. (TCS) and a 100% interest in Greenwood Portfolio Services LLC (GPS), both of which are shell companies which hold certain marketable securities. The Company already held the remaining 10% interest in TCS.

The value of the marketable securities held in GPS was approximately $1.8 million at September 30, 2013. The market value of the stock held in GPS which consists of 1,957,645 shares of CYDY stock was determined by stock quote at www.otcmarkets.com/stock/CYDY/quote. During 2012 and 2013, we sold over 600,000 shares of CYDY that were owned in a different entity at market with no discount. Therefore, we are comfortable that the value of the stock is the market value determined on any given market date. To date, none of the 1,957,645 shares of common stock held in GPS have been sold they were previously assigned as collateral for a first lien on a $750,000 bank debt held outside of GPS. We hold a second lien on these shares. As we are not the loan holder, we are not privy to the terms and current status of the loan. To determine our net collectible value of the Note Receivable the $750,000 is subtracted from the market value of the stock at the quarter end. If there is value in excess of the value of the stock less the loan payoff, we feel that amount of the loan is collectible. The total loan value is in excess of $2.0 million, the only value we have on our balance sheet is that amount of market value form the CYDY shares that exceeds $750,000.

Note 3. Discontinued Operations, page 9

2.            Comment:

Please tell us and disclose in future filings how you determined that this receivable is collectible and the information and the source thereof you used in reaching such conclusion.

Securities and Exchange Commission

January 6, 2014

Response:

There is no collateral related to the note receivable from IP Tech Ex. We will disclose this information in all future filings. IP Tech Ex has paid us $475,000 in principal to date. We have extended the due date for the final payment of the note at the time of the amendment as per our disclosure. This was done at their request to allow them more time to raise the funds from operations or outside investors to pay us the remaining balance. The note has been written down because of the previous amended terms. We collected the current portion of the note and there is no other amount due until December 31, 2014. Based on our correspondence with the borrower, we have no indication that the payment due at December 31, 2014 will not be collectible.

*     *     *

The Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the above referenced filings. The Company further acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings. The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or want to discuss any of the Company’s responses, please call me at 813.754.4300, extension 223.

Sincerely,

/S/ Carole R. Wright

Carole R. Wright

Chief Financial Officer